Transamerica Asset Management, Inc. Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 23, 2011

VIA EDGAR CORRESPONDENCE

Craig A. Ruckman

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)
Registration Statement on Form N-14 (the “Registration Statement”)
(File No. 333-177484)

Dear Mr. Ruckman:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2011 relating to the proposed reorganizations of the series of the Registrant listed on the attached Appendix A. The Staff’s comments were conveyed to us as representatives of the Registrant by telephone on November 16, 2011.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

1.        Comment: Please supplementally confirm why the Registrant does not have to seek shareholder approval for the planned Reorganizations under (i) the Securities Act of 1933, as amended (the “1933 Act”) (specifically, Rule 145 thereunder), (ii) the Investment Company Act of 1940, as amended (the “1940 Act”), (iii) state law and (iv) the Registrant’s charter documents.

  Response: (i) Rule 145 under 1933 Act is designed to make available the protections provided by the 1933 Act to persons who are offered securities in certain business combinations of the type specified in the rule. Rule 145 provides that, in most instances, an “offer,” “offer to sell,” “offer for sale” or “sale” under the 1933 Act occurs when a reclassification of securities, statutory merger, consolidation or transfer of assets is submitted for the vote or consent of security holders. Rule 145, however, applies only to those transactions where a plan or agreement is submitted to the vote or consent of security holders. Without a shareholder vote or consent, there is no new investment decision. Where shareholder approval of a plan or agreement is not required, as is the case with the Reorganizations, Rule 145 does not apply.

(ii) The Registrant is relying on Rule 17a-8 under the 1940 Act, which permits reorganizations involving sales of substantially all of the assets between affiliated investment companies without a shareholder vote if certain requirements are met. Each of the Reorganizations meets these requirements, so shareholder approval for the Reorganizations is not required under the 1940 Act.

November 23, 2011

(iii) The Registrant is a Delaware statutory trust. Section 3815 of the Delaware Code permits statutory trusts to provide in their governing documents that a shareholder vote is not required for a merger, and the Registrant’s governing documents so provide.

(iv) The Declaration of Trust of the Registrant gives the Registrant’s Board of Trustees the ability to reorganize or combine series of the Registrant without seeking shareholder approval where such approval is not otherwise required by the 1940 Act.

2.        Comment: Please clarify supplementally whether the Registrant is relying on Rule 17a-8 under the 1940 Act.

  Response: The Registrant is relying on Rule 17a-8. Please see response to comment 1 above.

3.        Comment: In the comparison chart on page 4 of the Information Statement/Prospectus, please confirm whether the sub-advisory fees paid were the same for both the Target and the Destination Portfolios.

  Response: The Registrant has revised the sub-advisory fees shown in the comparison chart to reflect the sub-advisory fees paid by each Portfolio.

4.        Comment: Please clarify supplementally which expense cap will apply to the Destination Portfolio after the Reorganization.

  Response: The current expense cap for the Destination Portfolio will remain in place for the Destination Portfolio after the Reorganization.

5.        Comment: Please revise the disclosure regarding the Registrant’s determination not to charge the 0.15% 12b-1 fee for the Initial class shares to include the current period through which such agreement not to charge is in place.

  Response: The Registrant has made revisions consistent with the Staff’s comment.

6.        Comment: Please file a pre-effective amendment to the Form N-14 in order to include an auditor’s consent.

  Response: The Registrant has made the filing requested.

7.        Comment: Please revise Note 5 to the Financial Statements to reflect the fact that the Portfolios are not new portfolios.

  Response: The Registrant has made revisions consistent with the Staff’s comment.

8.        Comment: Please include the Tandy representations in your response letter.

  Response: The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

November 23, 2011

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please call the undersigned at (727) 299-1836 with any questions.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins

Appendix A

Acquired Portfolio	Acquiring Portfolio

Transamerica Morgan Stanley Growth Opportunities VP	Transamerica Morgan Stanley Mid-Cap Growth VP
Transamerica WMC Diversified Equity VP	Transamerica WMC Diversified Growth VP